UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Extraordinary General Meeting

The board of directors (the “Board”) of Diginex Limited (the “Company”) has scheduled an Extraordinary General Meeting (the “Extraordinary General Meeting” or the “Meeting”) of the shareholders of Diginex Limited (the “Company”) will be held on Monday, April 13, 2026 at 10:00 a.m. (Eastern Time) teleconference using the following dial-in information:

Telephone access (listen-only):

Within the U.S. and Canada: 1 800-450-7155 (toll-free)

Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

Conference ID: 6468308#

The notice of Extraordinary General Meeting, the proxy statement and the proxy card accompany this notice are also available at https://www.cstproxy.com/diginex/2026. We expect to mail these materials on or about April 1, 2026, to our shareholders of record as of the close of business on March 27, 2026 (the “Record Date”).

At the Meeting, the Company’s shareholders will be asked to vote, and if thought fit, approve on the following proposals:

Proposal No. 1. Authorised Share Capital Changes Proposal – a proposal, by an ordinary resolution, to amend its authorised share capital in the manner and sequence set out below with effect on the date to be determined by the board of directors of the Company (collectively, the “Authorised Share Capital Changes”):

(a)	increase the authorised share capital to US$200,000 divided into 3,960,000,000 ordinary shares of a par value of US$0.00005 each (the “Existing Ordinary Shares”) and 40,000,000 preferred shares of a par value of US$0.00005 each (the “Existing Preferred Shares”), by the addition of 3,000,000,000 Existing Ordinary Shares;

(b)	every eight (8) issued and unissued Existing Ordinary Shares be consolidated into one (1) ordinary share of a par value of US$0.0004 each (the “Consolidated Ordinary Share”) where the Consolidated Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Ordinary Shares as set out in the existing memorandum and articles of association of the Company (the “Existing MAA”);

(c)	every eight (8) issued and unissued Existing Preferred Shares be consolidated into one (1) ordinary share of a par value of US$0.0004 each (the “Consolidated Preferred Shares”) where the Consolidated Preferred Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Preferred Shares as set out in the Existing MAA; and

(d)	all fractional entitlements to the issued Consolidated Ordinary Shares and Consolidated Preferred Shares resulting from such share consolidation will not be issued to the shareholders of the Company, and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number, such that the authorised share capital of the Company shall become US$200,000 divided into 495,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each.

Proposal No. 2. M&AA Amendment Proposal - a proposal, by a special resolution, subject to the Authorised Share Capital Changes taking effect, the second amended and restated memorandum and articles of association of the Company, the form of which is attached to the notice of Extraordinary General Meeting and the accompanying proxy statement as Annex 1, be adopted in its entirety and in substitution for and to the exclusion of the Existing MAA with effect upon the effectiveness of the Authorised Share Capital Changes (the “M&AA Amendment Proposal”).

Proposal No. 3. Adjournment Proposal – a proposal, by an ordinary resolution, that the extraordinary general meeting be adjourned to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to the Company’s shareholders, (ii) in order to solicit additional proxies from the Company’s Shareholders in favor of one or more of the proposals at the Extraordinary General Meeting or, (iii) as the chairman of the Extraordinary General Meeting shall deem necessary in his sole and absolute discretion. (the “Adjournment Proposal”).

The Notice of Extraordinary General Meeting and Proxy Statement (the “Notice”) and the Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively. Shareholders of the Company on the Record Date are entitled to vote on the matters presented at the Meeting. Shareholders are urged to carefully read the Notice, because it contains important information about the Company and the Meeting.

The Company is a foreign private issuer. As such, the Notice is not subject to review and comment by the U.S. Securities and Exchange Commission (the “SEC”).

Copies of Notice and other documents filed or submitted by the Company will be available at https://www.cstproxy.com/diginex/2026 and at the website maintained by the SEC at www.sec.gov. Shareholders may obtain a copy of the Notice, free of charge, from the Company.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Meeting. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Notice filed herewith.

On March 27, 2026, the Company issued a press release announcing the Extraordinary General Meeting, a copy of which is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: March 30, 2026		/s/ Miles Pelham
	Name:	Miles Pelham
	Title:	Chairman

Exhibits

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.2	Form of Proxy Card
99.3	Press Release, dated March 27, 2026